333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

April 15, 2022

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Token Inc. Registration Statement on Form 10 Filed February 14, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Token Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated March 18, 2022, with respect to the Company’s Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on February 14, 2022.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form 10

General

1.	Please tell us why it is not misleading to include “Token” in your name given that you are a real estate investment trust that own, develops and manages mixed-use residential and hospitality developments and do not intend to offer crypto asset related services or products.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe its use of “token” in its name is misleading because the word “token” is not designed to exclusively imply crypto currency activities or products. Rather, a “token” is a means of enabling possession, verification and transfer. Tokenizing assets is designed to provide the potential investor with a broader market, increased liquidity as compared to traditional securities and facilitate quicker trades. The Company believes that the Security Tokens are a class of assets which are the equivalent of traditional securities like stocks and bonds (as they represent interests of common stock in the Company), and that their principal use is to facilitate the sale of interests in the Company (equivalent to the sale of shares or fractional shares sold in conventional markets) or other enterprises (for instance, real estate) without the need for a broker-dealer. Therefore, although the Company is a real estate investment trust focused on developing the Property, the Company does not believe its name is misleading.

NRI Real Token Inc.

April 15, 2022

2.	Please disclose any differences in rights of holders of shares of common stock and holders of Security Tokens, and tell us how the Security Tokens should be characterized. In this regard, we note that you describe the Security Tokens as the digital token form of certificated shares, as representations of shares of common stock and, in your bylaws filed as Exhibit 3.3, as “uncertificated.” In addition, please provide an analysis why the Security Tokens are not a separate security from the underlying shares of common stock.

In response to the Staff’s comment, the Company has revised the disclosure contained on pages 19 and 58 of the Amended Registration Statement to clarify that a Security Token is a digital form of uncertificated share of the Company’s common stock and page 58 of the Amended Registration Statement to clarify that the rights and obligations of holders of shares of common stock and holders of Security Tokens are identical.

Further, in response to the Staff’s comment, the Company respectfully advises the Staff that the Security Tokens are not a separate security from the underlying shares of common stock. Rather, the Security Tokens will simply represent the underlying shares of common stock in a digital form. Alternatively, holders of shares of common stock of the Company may hold such shares in book-entry form with the Company’s transfer agent, LedgerLab LLC, or, if the board of directors of the Company determines to authorize the issuance of shares of common stock in certificated form in the future, in the form of certificated shares of common stock.

3.	Throughout the filing you refer to “listing” the Security Tokens on an ATS. Please clarify that securities are not listed on ATSs but are made available to trade on ATSs.

In response to the Staff’s comment, the Company has revised the disclosures contained throughout the Amended Registration Statement to clarify the Security Tokens will be made available to trade on ATSs as opposed to being listed.

Ownership Structure, page 3

4.	It is unclear to what extent you currently hold limited partnership interest in the Operating Partnership. Please revise the diagram to clarify the percentage of limited partnership interests held. Also, revise to reflect the general partnership interest held by you. We may have further comment.

In response to the Staff’s comment, the Company has revised the diagram to clarify the percentage of limited partnership interest held and the general partnership interest held by the Company, contained on page 3 of the Amended Registration Statement.

Business

Our Investment Strategy, page 4

5.	You state on page 4 that you believe growth occurs in locations and markets with “multiple stabilized demand generators, areas with high competitive barriers and/or markets that have analytical data that demonstrate stabilized growth.” Please expand your disclosure to explain these terms in greater detail, including the term” stabilized demand generators,” and provide examples of what you consider to be high competitive barriers and the type of data you rely on to assess stabilized growth.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 4 of the Amended Registration Statement.

NRI Real Token Inc.

April 15, 2022

Investment Company Act Limitations, page 5

6.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please ensure that the disclosure in the Form 10 is consistent with your supplemental analysis. Please note that we will refer your response to the Division of Investment Management for further review. Your analysis should address among other things the extent to which the Sponsor General Partner will have the primary authority to manage and conduct the business of the Operating Partnership.

In response to the Staff’s comment, the Company respectfully advises the Staff that as further described in the Amended Registration Statement, the Company operates as a real estate investment trust to own, develop and manage the Property. The Company conducts substantially all of its operations through the Operating Partnership and its wholly-owned subsidiaries (collectively, the “Operating Subsidiaries”).

The Company conducts, and intends to continue to conduct, its operations and those of its Operating Subsidiaries so that neither it, nor any of the Operating Subsidiaries, will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an issuer will not be deemed an investment company if:

●	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); or

●	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets (excluding cash items and government securities, each as used in the Investment Company Act (such total assets after exclusion, “Non-Cash Assets”)) on an unconsolidated basis (the “40% Test”).

For the purposes of the 40% Test, the term “investment securities” excludes, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of “investment company” set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (an “Exempt Private Fund”).

The Company

The Company believes that it meets the Primarily Engaged Test because it does engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities.  Rather, through its Operating Subsidiaries, the Company is primarily engaged in the non-investment company business of owning, developing and managing the Property. Through its general partnership interest in the Operating Partnership, the Company co-manages the day-to-day operations of the Operating Subsidiaries alongside the Sponsor General Partner.

Further, the Company believes that it also meets the 40% Test because (a) the Company’s sole asset, its general partnership interest in the Operating Partner, is a true general partnership interest and thus, does not fall within the definition of a “security” and (b) none of the Operating Subsidiaries are an investment company or an Exempt Private Fund. As a result, the Company will hold no assets, and certainly will have less than 40% of its consolidated total Non-Cash Assets invested in assets, that constitute “investment securities” in satisfaction of the 40% Test.

NRI Real Token Inc.

April 15, 2022

Operating Subsidiaries

The Company believes that the Operating Subsidiaries are not investment companies or Exempt Private Funds because each is able to rely on the exclusion from the definition of “investment company” set forth in Section 3(c)(5)(C) of the Investment Company Act.  Section 3(c)(5)(C) and/or 3(c)(6) excludes from the definition of “investment company” any issuer that (a) is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and (b) does not issue redeemable securities.  The Operating Subsidiaries have not issued redeemable securities.

As reflected in no-action letters, the Staff has taken the position that Section 3(c)(5)(C) generally requires that an issuer maintain (a) at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying assets”), (b) at least 80% of its assets in qualifying assets plus real estate-related assets, and (c) no more than 20% of the value of its assets in assets other than qualifying assets and real-estate related assets.  Given that the Company anticipates that 100% of the Operating Subsidiaries’ assets, either directly or through wholly-owned subsidiaries, will consist of interests in real estate, the Company believes that the Operating Subsidiaries are exempt from the definition of “investment company” under the Investment Company Act.

Section 3(c)(6) provides an exclusion for, among other things, issuers primarily engaged in Section 3(c)(5)(C) activities directly and/or indirectly through majority-owned subsidiaries. The staff has interpreted this to apply to issuers who have invested at least 55% of their unconsolidated total assets in, and receive at least 55% of their annual income from, majority-owned subsidiaries that qualify under Section 3(c)(5)(C). Because the Operating Partnership will invest virtually all, and in any event in excess of 55% of its assets in, and receive virtually all, and in any event in excess of 55% of its income from, its direct and indirect majority-owned subsidiaries (i.e., the other Operating Subsidiaries) that qualify for the Section 3(c)(5)(C) exclusion, the Operating Partnership will qualify for the Section 3(c)(6) exclusion as well.

Amended Registration Statement Disclosure

The Company respectfully believes that the disclosure in the Amended Registration Statement regarding the investment company status of the Company and its Operating Subsidiaries, including the discussion of applicable exemptions, is consistent with the supplemental analysis provided herein.

Risk Factors, page 6

7.	Please add a risk factor describing the risk of market price manipulation of your securities on the ATSs.

In response to the Staff’s comment, the Company has added a risk factor on page 17 of the Amended Registration Statement describing the risk of market price manipulation of the Company’s securities on the ATSs.

Risks Related to our common stock and the Security Tokens

The further development and acceptance of distributed ledger networks, page 17

8.	Please briefly describe how the adoption, government regulation, and the popularity and acceptance of BTC will impact the acceptance of the Security Tokens.

The Company has revised the risk factor on page 17 of the Amended Registration Statement to clarify that the possible negative market and/or regulatory sentiment towards BTC and other cryptocurrencies may present a risk to the acceptance of the Security Tokens should investors confuse digital securities, such as the Security Tokens, with cryptocurrencies such as BTC given they both share the same underlying distributed ledger technology.

Changes in international, federal, state, or local laws may impact the value of the Security Tokens, page 18

9.	We note your disclosure here that changes in international laws may impact the value of the Security Tokens or your ability to develop the Security Tokens and your disclosure in the first full risk factor on page 21 that the Security Tokens may be subject to non-U.S. regulations. Please disclose how you will ensure that you do not issue the Security Tokens to holders in jurisdictions in which the issuance would violate that jurisdiction’s laws and describe your policies for determining that the issuance may violate a jurisdiction’s laws.

The Company Security Tokens will only be issued by the Company to an OP Unit holder who wishes to convert some or all of his or her OP Units into shares of common stock of the Company and to hold such equity in the form of Security Tokens. Issuances of such Security Tokens to these OP Unit holders will be controlled by the Company and the Sponsor General Partner, in coordination with the Company’s transfer agent. In connection with such an issuance, the Company will review such OP Unit holder’s data, including his or her place of domicile, in order to determine that the issuance of Security Tokens to such OP Unit holder would not violate any applicable jurisdictions’ laws or regulations or certain REIT tax concentration tests.

NRI Real Token Inc.

April 15, 2022

With respect to secondary transactions conducted through one or more ATSs engaged by the Company, each ATS with whom the Company works with will provide customary “AML,” “KYC” and background check data on each potential purchaser. These procedures are in place to ensure that the ATSs facilitate secondary transactions that are compliant with all applicable regulations.

To the extent the Company engages ATSs (or like exchanges) not domiciled in the United States, the Company advises the Staff that it will confer with legal counsel in the relevant non-U.S. jurisdiction to ascertain prohibitions, restrictions and other constraints and/or rules governing secondary market trading of the Security Tokens.

Further, the Company respectfully advises the Staff it has also revised its disclosure contained on pages 18 and 21 of the Amended Registration Statement to disclose the above response.

Loss of private key(s), custodial error or investor error may cause the loss of Security Tokens, page 19

10.	Please clarify what you mean by a “certificated digital asset” and discuss under what “certain” circumstances the Transfer Agent will be required to “revert from your certificated digital shares back to the Transfer Agent’s own book entry.”

The Company has revised its disclosure contained on page 19 of the Amended Registration Statement to clarify the risk of loss with respect to the Security Tokens and the circumstances in which the Transfer Agent will reissue Security Tokens to the holder of record.

Federal Income Tax Risks

The tax consequences of owning the Security Tokens is uncertain, page 21

11.	Please briefly explain how the election to convert OP Units into Security Tokens may result in the referenced adverse tax consequences and the extent to which these consequences differ from converting OP Units into your common stock.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 21 of the Amended Registration Statement to briefly explain how the election to convert OP Units into Security Tokens may result in adverse tax consequences. Further, the Company respectfully advises the Staff that it does believe that the adverse tax consequences of converting OP Units into Security Tokens differs from the consequences of converting OP Units into shares of common stock given that both would be taxable exchanges resulting in the recognition of gain or loss.

Result of Operations, page 29

12.	Please expand your results of operations discussion to address your ADR, Occupancy and RevPar metrics for applicable periods for your hotel property. Also, address the occupancy rates and lease expiration terms for your leased property including apartments and retail. With respect to your commercial and retail properties, please include a schedule of lease expirations.

In response to the Staff’s comment, the Company has revised the results of operations discussion contained on pages 31 and 32 of the Amended Registration Statement to address the Company’s ADR, Occupancy and RevPar metrics as well as the occupancy rates and lease expiration terms of the Company’s leased property. Further, in response to the Staff’s comment, the Company has included a schedule of lease expirations with respect to its commercial and retail properties on page 33 of the Amended Registration Statement.

NRI Real Token Inc.

April 15, 2022

Directors and Executive Officers, page 34

13.	Please tell us why you have not provided disclosure regarding a principal financial officer and a principal accounting officer. If you do not currently have such officers please add risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 36 of the Amended Registration Statement to clarify that Tim O’Neill serves as the Company’s principal financial and accounting officer.

NRI’s Board of Advisors, page 35

14.	Please explain the role, powers and duties of the Board of Advisors referenced in this section.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 38 of the Amended Registration Statement to describe the role, powers and duties of the Board of Advisors.

Advisory Agreement, page 36

15.	Please quantify the asset management, accounting and other administrative services fee. Also, quantify the fees payable under the management agreements.

In response to the Staff’s comment, the Company has revised the disclosure contained on pages 39, 40 and 41 of the Amended Registration Statement to quantify the asset management, accounting and other administrative services, as well as the fees payable under the management agreements.

EXECUTIVE COMPENSATION, page 36

16.	Please provide the disclosure required by Item 402(r) of Regulation S-K relating to director compensation or advise us why you have not provided such disclosure.

In response to the Staff’s comment, the Company has revised the disclosure contained on page 39 of the Amended Registration Statement to clarify that the Company’s directors do not receive any compensation in connection with their role as directors.

Special GP Interest, page 52

17.	Please explain clearly the circumstances where OP holders may be deemed to have received distributions where there is no actual liquidation or sale of assets or similar transaction, as referenced in this section.

In response to the Staff’s comment, the Company has revised the disclosure contained on pages 56 and 57 of the Amended Registration Statement to explain the circumstances where OP holders may be deemed to have received distributions where there is no liquidation or sale of assets or similar transaction.

Description of Registrant’s Securities to be Registered

Description of the Security Tokens, page 53

18.	Please disclose whether you have or will issue Security Tokens to existing holders of your common stock. We note your disclosure on page 34 that, as of January 31, 2022, 1,040 shares of your common stock were issued and outstanding and that none of the OP Units had been redeemed.

In response to the Staff’s comment, the Company has added the disclosure contained on page 58 of the Amended Registration Statement to disclose whether it has or will issue Security Tokens to existing holders of the Company’s common stock.

NRI Real Token Inc.

April 15, 2022

19.	We note your disclosure that “[s]hares of common stock may be held through book-entry, as physical certificates or in digital form as Security Tokens.” Please disclose whether shareholders may choose to hold tokenized or untokenized shares of common stock, and, if so the process for revoking the relevant form so that the record of an individual share is not duplicated. In addition, please discuss whether under the Maryland General Corporation Law a single class of securities may be held in different forms, including security tokens.

In response to the Staff’s comment, the Company has added the disclosure contained on page 58 of the Amended Registration Statement to address the Staff’s comment, including that under the Maryland General Corporation law, a single class of securities may be held in different forms.

20.	In a separately captioned sub-section, please describe the procedures stockholders must follow to effect a secondary transfer of Security Tokens in order to ensure the transfer is reflected in the records of the Transfer Agent. Specifically discuss:

●	the steps an investor must take to open a digital wallet that is compatible with the Security Tokens;

●	any transfer restrictions of the Security Tokens and describe the material features of the Transfer Agent’s whitelisting procedures, including its AML/KYC procedures;

●	whether and, if so, how the Transfer Agent will monitor transfers of Security Tokens for compliance with the federal securities laws, including Rule 144 under the Securities Act;

●	how the transfer process complies with the beneficial owner communication rules under the Exchange Act;

●	identify the blockchain on which the Security Tokens exist and discuss any network fees (“gas” fees) that investors may have to pay to transfer the Security Tokens;

●	the process to remedy discrepancies in the event a transfer has not been reflected in the Transfer Agent’s records or if there are discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record;

●	that, for purposes of determining the owner of a Security Token in the case of discrepancies, the Transfer Agent’s record controls and not the wallet location of the Security Token; and

●	whether the Transfer Agent’s distributed ledger or the book-entry record will control.

Please also revise the relevant risk factors to describe the risks attendant to the Transfer Agent’s records and transfer procedures.

In response to the Staff’s comment, the Company has revised its disclosure contained on pages 59 and 60 of the Amended Registration Statement to create a separate subsection to describe the procedures stockholders must follow to effect a secondary transfer of Security Tokens in order to ensure the transfer is reflected in the records of the Transfer Agent.

NRI Real Token Inc.

April 15, 2022

21.	You state that upon becoming a reporting company under the Exchange Act, you intend to facilitate the trading of the Security Tokens on certain ATSs. In a separately captioned sub-section, please disclose the following:

●	if known, the identity of these “certain” ATSs;

●	to the extent that some investors may hold shares of common stock as opposed to the Security Tokens, whether the untokenized shares will be made available to trade on the ATSs;

●	the circumstances under which you may decide to no longer make the Security Tokens available to trade on the ATSs; and

●	how investors may transfer Security Tokens if not made available to trade on ATS.

In response to the Staff’s comment, the Company has revised its disclosure contained on page 59 of the Amended Registration Statement to include a new sub-section describing the ATS[s] the Company expects the Security Tokens to trade on.

Our Security Token Transfer Agent, page 54

22.	You state that your Transfer Agent records the transfer of the Security Tokens using 10XTS software platform technology. Please discuss the Maryland General Corporation Law provisions applicable to the use of blockchain technology for corporate records.

In response to the Staff’s comment, the Company has revised its disclosure contained on page 58 of the Amended Registration Statement to discuss the relevant provisions of the MGCL applicable to the use of blockchain technology for corporate records.

Audited Financial Statements for the Year Ended December 31, 2020 and 2019

1. Summary of Significant Accounting Policies

Organization, page F-18

23.	We note your disclosure that the financial statements included in your filing are those of the Property Owner. Please expand your disclosure to explain why you have included the financial statements of the Property Owner as those of the registrant. In your response and revised disclosure, please expand on the transaction that resulted in the Property being acquired by the Operating Partnership. Your revised disclosure and response should include a discussion of the major terms of the transaction (including whether the parties to the transaction were related entities), the amount and type of consideration that was transferred and the methodology used to account for the transaction (e.g. business combination, reverse merger, reorganization of entities under common control). Please cite any relevant accounting literature in your response.

The Company was incorporated on June 2, 2021 for the initial purpose of owning, developing and managing the Property. The Company conducts substantially all of its business through the Operating Partnership. Prior to November 19, 2021, the Property was owned and operated by 1350 S Dixie Holdings LLC (the “Property Owner”) which was organized in 2016 and which was acquired by the Operating Partnership on November 19, 2021 (the “Closing Date”). On the Closing Date, the Property and Property Owner were transferred into the Operating Partnership. Simultaneous with this transfer, the Operating Partnership redeemed the interest in the Property Owner of 54 Madison Capital, LP (the “Investor Member”) for cash. NPI South Dixie, LLC (the “Managing Member”) contributed its interest in the Prior Operating Company, at a value of $17,356,860, to the Operating Partnership in exchange for limited partnership units. The controlling members of the Prior Operating Company and the Managing Member, ultimately Charles D. Nolan Jr., Brentley Reynolds and Timothy O’Neill, continue to control the Company through their equity ownership in the Company as well as their positions as directors and executive officers of the Company. Prior to the Closing Date, the  Property Owner, through a wholly-owned subsidiary, 1350 S Dixie LLC (the “Prior Operating Company”), which was also formed in 2016, purchased an existing hotel and the land on which it was located during 2016 with the intent to develop the Property.  The prior hotel operated until June 2, 2017 at which time the Property Owner demolished the existing building and commenced construction of the Property.

The financials included in the Amended Registration Statement for the periods prior to the Closing Date are those of the Property Owner due to the continued control of Messrs. Nolan, Reynolds and O’Neill. The transaction on the Closing Date was a reorganization of entities under common control.  This transaction is excluded from ASC 805 as a transfer and exchange between entities that are under common control as referenced in ASC 805-50-15-6. Management believes the Property Owner financial statements for periods prior to the Closing Date accurately reflect the financial performance of the Property with continued operations following the Closing Date . Disclosures related to additional expenses, including additional Company and Operating Partnership expenses related to the new structure, as well as Related Party expenses, that may not been charged and included in the Property financials statements, prior to the Closing Date, have been included in the Company financial statements and notes included in the Amended Registration Statement.

The Company has revised its disclosure in the financial statements included in the Amended Registration Statement to clarify the accounting treatment for the reorganization of entities under common control.

NRI Real Token Inc.

April 15, 2022

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0685

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc: Brent Reynolds, Chief Executive Officer